

November 15, 2011

Jeffrey B. Davis
President and Chief Executive Officer
Access Pharmaceuticals, Inc.
2600 Stemmons Freeway, Suite 176
Dallas, Texas 75207

      Re: **Access Pharmaceuticals, Inc.**
               Form 10-K
               Filed March 31, 2011
               File No. 001-15771

Dear Mr. Davis:

We have reviewed your filing and the supplemental response you provided to us on October 19, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

FORM 10-K
Item 1. BUSINESS
Approved Product, page 3
MuGard™

1. We note your response to our prior comment one. Please expand your analysis related to the licensing agreements with SpePharm Holding B.V. and RHEI Pharmaceuticals, Inc. to include support for your conclusion that neither of these agreements is a material contract upon which your business is substantially dependent. We note that you had total revenues of $481, 000 in fiscal year 2010 and, of that amount, license revenues comprised $347,000. Please include as part of your analysis the approximate percentage of total revenues and license revenues each of these licensing agreements represents.

2. We note your response to our prior comment two. Please expand your analysis related to the manufacturing agreement with Accupac, Inc. to include support for your determination that this agreement is not material to your business and that you are not substantially dependent on this agreement. In your analysis please address whether you have alternative suppliers for the manufacture of MuGuard and state the approximate percentage of product costs the manufacturing agreement with Accupac represents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Nandini Acharya at (202) 551-3495 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: <u>Via E-mail</u>
John J. Concannon, Esq.
Bingham McCutchen LLP
One Federal Street
Boston, MA
02110-1726